Sub-Item 77C:

(a) Special Meeting held on December 19, 2003.
(b) N/A
(c) Under a plan of reorganization adopted by the Trust all of the assets and all liabilities of the Citizens International Growth Fund were transferred to the Standard shares of the Global Equity Fund. The reorganization, which qualified as a tax-free exchange for federal income tax purposes, was completed on December 19, 2003, following approval by shareholders at a special shareholder meeting.
Of the 324,197 shares voted, 266,733
affirmed, 43,590 voted against, and 13,893 abstained.
(d) N/A